EXHIBIT 99.1

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

Notice of the Extraordinary General Meeting of Shareholders

To be held on October 16, 2023

(or any adjournment or postponement thereof)

September 22, 2023

To the Shareholders of Dunxin Financial Holdings Limited:

Dunxin Financial Holdings Limited, a Cayman Islands exempted company (the “Company”), previously sent a notice of the Extraordinary General Meeting of shareholders on September 1, 2023 for a meeting to be held on October 2, 2023 (the “Original Meeting”). The Original Meeting was postponed by the Company for the purpose of amending and adding certain meeting proposals to be voted on by the Company’s shareholders. The shareholders of the Company are herewith called and cordially invited to attend the Company’s reconvened Extraordinary General Meeting of shareholders (the “Extraordinary General Meeting”) as follows:

Date:	October 16, 2023 at 10:00 a.m. E.T. (i.e., October 16, 2023 at 10:00 p.m., Beijing time)
Place:	23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China

The Extraordinary General Meeting is called to consider and, if thought fit, passing and approving the following proposals:

1

By way of an ordinary resolution, that

the Company's authorised share capital be increased

FROM US$100,000 divided into 2,000,000,000 Ordinary Shares with a par value of US$0.00005 each ("Ordinary Shares")

TO US$40,000,000 divided into 800,000,000,000 Ordinary Shares

BY the creation of 798,000,000,000 Ordinary Shares

(the "Increase in Share Capital Proposal").

2

By way of a special resolution, that subject to approval of the Increase in Share Capital Proposal, the Company's authorised share capital be varied

FROM US$40,000,000 divided into 800,000,000,000 Ordinary Shares

TO US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares with a par value of US$0.00005 each ("Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares with a par value of US$0.00005 each ("Class B Ordinary Shares"), in each case having the rights and subject to the restrictions set out in the Amended M&A (defined below) of the Company to be adopted pursuant to resolution 3 below, by the re-designation of (i) an aggregate of 512,232,237 issued Ordinary Shares registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company as Class B Ordinary Shares on a one-for-one basis, (ii) all issued Ordinary Shares other than those registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company into Class A Ordinary Shares on a one-for-one basis; (iii) all authorized but unissued Ordinary Shares, other than those authorized but unissued Ordinary Shares to be re-designated as Class B Ordinary Shares (set out in the following sub-paragraph (iv)),  into Class A Ordinary Shares on a one-for-one basis, and (iv) 19,487,767,763 authorized but unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis (the “Reclassification Proposal”);

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By way of a special resolution that the existing Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect by amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Appendix A (the “Amended M&A”) (the “Articles Amendment Proposal”);

4	By way of an ordinary resolution, that Yuan Gao be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting;

5	By way of an ordinary resolution, that Weidong Xu be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting;

6	By way of an ordinary resolution, that Qi Chen be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting;

7	By way of an ordinary resolution, that Hao Xu be appointed as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting;

8

By way of an ordinary resolution, that Longwen (Stanley) He be appointed as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting;

The close of business on August 28, 2023 (the “Record Date”) has been fixed as the record date for the purpose of determining the Company's shareholders entitled to notice of, and to vote at, the Extraordinary General Meeting. This notice and the accompanying proxy statement and form of proxy card will first be mailed or given to the Company’s shareholders on or about September 22, 2023.

Holders of the Company’s Ordinary Shares, at the close of business on the Record Date are cordially invited to attend the meeting as well as any adjourned or postponed meeting thereof. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.

Holders of the Company’s American depositary shares (“ADSs”), each representing the right to receive four hundred and eighty (480) Ordinary Shares may not directly exercise their right to attend or vote at the meeting. Instead, holders of ADSs as of the Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Ordinary Shares represented by the ADSs.

By Order of the Board of Directors,
Yuan Gao
Chairman of the Board

IMPORTANT

Your vote is very important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy card in accordance with the instructions on the proxy card not less than 48 hours before the time for holding the Extraordinary General Meeting, to ensure that your Ordinary Shares will be represented at the Extraordinary General Meeting.

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Dunxin Financial Holdings Limited

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Dunxin Financial Holdings Limited

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

PROXY STATEMENT

for

EXTRAODINARY GENERAL MEETING OF SHAREHOLDERS

To be held on October 16, 2023

(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Dunxin Financial Holdings Limited (the “Company,” “we,” “us,” or “our”) for the Extraordinary General Meeting of Shareholders to be held at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China, on October 16, 2023 at 10:00 a.m. E.T. (i.e., October 16, 2023 at 10:00 p.m., Beijing time) and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted by sending a written notice of such revocation directly to the Secretary of the Company, at the above stated address, signing another proxy with a later date and sending it directly to the Secretary of the Company not less than 48 hours before the time for holding the Extraordinary General Meeting, or by attending the Extraordinary General Meeting in person. Proxies may be solicited through mail or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the Extraordinary General Meeting by calling our offices at +86-27-87303888.

If the enclosed proxy is properly executed and returned, the Ordinary Shares represented thereby will be voted in accordance with the directions indicated in the proxy card.  If you return your proxy card without an indication on how you wish to vote, your Ordinary Shares will be voted in favor of each of the proposals described in this Proxy Statement.

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying form of proxy card, and any additional material that may be furnished to the Company's shareholders. The date on which the notice and access card notifying the shareholders the accessibility and availability of this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about September 22, 2023.

Your vote is important. Whether or not you expect to attend the Extraordinary General Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure that your Ordinary Shares will be represented at the Extraordinary General Meeting. Shareholders who execute proxies retain the right to revoke it at any time before it is voted by sending a written notice of such revocation directly to the Secretary of the Company, at the above stated address, signing another proxy with a later date and sending it directly to the Secretary of the Company not less than 48 hours before the time for holding the Extraordinary General Meeting, or by attending the Extraordinary General Meeting in person. . If you hold your Ordinary Shares in street name and wish to vote your Ordinary Shares at the Extraordinary General Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your Ordinary Shares.

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QUESTIONS AND ANSWERS ABOUT THE Extraordinary General Meeting

The following is information regarding the proxy material, Extraordinary General Meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.

This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on August 28, 2023 (the “Record Date”) because the Company’s Board of Directors is soliciting their proxies to vote at the Extraordinary General Meeting of Shareholders (the “Extraordinary General Meeting”) on the items of business outlined in the Notice of Extraordinary General Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.

We have sent you this proxy statement and the enclosed form of proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Extraordinary General Meeting, including at any adjournments or postponements of the Extraordinary General Meeting. You are invited to attend the Extraordinary General Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your Ordinary Shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative to vote your Ordinary Shares at the Extraordinary General Meeting. The proxy holder will vote your Ordinary Shares in accordance with your instructions indicated in the proxy card, thereby ensuring that your Ordinary Shares will be voted whether or not you attend the Extraordinary General Meeting personally. Even if you plan to attend the Extraordinary General Meeting in person, you are nevertheless urged to complete, sign and return your proxy card in advance of the Extraordinary General Meeting just in case your plans change. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person.

The Company intends to mail notice and access card notifying you the accessibility and availability of this proxy statement and accompanying proxy card on or about September 22, 2023 to all shareholders entitled to vote at the Extraordinary General Meeting.

Q.	Who may vote and how many votes my I cast?

A.

Only shareholders on the Record Date, August 28, 2023 will be entitled to vote at the Extraordinary General Meeting. On the Record Date, there were 1,907,629,144 Ordinary Shares issued and outstanding and entitled to vote. Each Ordinary Share is entitled to one vote. There are no other classes of share capital issued and outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

By way of an ordinary resolution, that the Company's authorised share capital be increased

FROM US$100,000 divided into 2,000,000,000 Ordinary Shares with a par value of US$0.00005 each ("Ordinary Shares")

TO US$40,000,000 divided into 800,000,000,000 Ordinary Shares

BY the creation of 798,000,000,000 Ordinary Shares (the "Increase in Share Capital Proposal").

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By way of a special resolution, that subject to approval of the Increase in Share Capital Proposal, the Company's authorised share capital be varied

FROM US$40,000,000 divided into 800,000,000,000 Ordinary Shares

TO US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares with a par value of US$0.00005 each ("Class A Ordinary Shares"), and (ii) 20,000,000,000 Class B Ordinary Shares with a par value of US$0.00005 each ("Class B Ordinary Shares"), in each case having the rights and subject to the restrictions set out in the Amended M&A (defined below) of the Company to be adopted pursuant to resolution 3 below, by the re-designation of (i) an aggregate of 512,232,237 issued Ordinary Shares registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company as Class B Ordinary Shares on a one-for-one basis, (ii) all issued Ordinary Shares other than those registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company into Class A Ordinary Shares on a one-for-one basis; (iii) all authorized but unissued Ordinary Shares, other than those authorized but unissued Ordinary Shares to be re-designated as Class B Ordinary Shares (set out in the following sub-paragraph (iv)),  into Class A Ordinary Shares on a one-for-one basis, and (iv) 19,487,767,763 authorized but unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis (the “Reclassification Proposal”), effective immediately;

●

By way of a special resolution that the existing Second Amended and Restated Memorandum and Articles of Association of the Company currently in effect by amended and restated by their deletion in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Appendix A (the “Amended M&A”) (the “Articles Amendment Proposal”), effective immediately;

●	By way of an ordinary resolution, that Yuan Gao be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting;

●	By way of an ordinary resolution, that Weidong Xu be re-elected as director of the Company, to hold office for a one-year term subject to re-electionat the Company’s next annual general meeting;

●	By way of an ordinary resolution, that Qi Chen be re-elected as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting;

●	By way of an ordinary resolution, that Hao Xu be appointed as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting; and

●

By way of an ordinary resolution, that Longwen (Stanley) He be appointed as director of the Company, to hold office for a one-year term subject to re-election at the Company’s next annual general meeting (collectively from Proposals 4 to 8, the “Director Election Proposals”, and each a "Director Election Proposal").

Q.	How do I vote?

A.

You may vote “For” or “Against” the Increase in Share Capital Proposal, or “Abstain” from voting on such proposal

You may vote “For” or “Against” the Reclassification Proposal, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” the Articles Amendment Proposal, or “Abstain” from voting on such proposal.

You may vote “For” or “Against” each Director Election Proposal, or “Abstain” from voting on each such proposal.

The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record of the Company's Ordinary Shares on the Record Date, you may vote in person at the Extraordinary General Meeting or vote by submitting a proxy using the enclosed proxy card. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Meeting and vote your Ordinary Shares in person.

●	To vote in person, come to the Extraordinary General Meeting and we will give you a ballot when you arrive; or;

●

To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us at 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province, 430063, China not less than 48 hours before the time for holding the Extraordinary General Meeting prior to the Extraordinary General Meeting, we will vote your Ordinary Shares in accordance with the instructions set for on the proxy card.

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Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your Ordinary Shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your Ordinary Shares for you in accordance with your instructions. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The amendments to effect the increase in share capital and to amendment the Memorandum and Articles of Association are non-routine matters and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on this matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you with regards to how to vote on the proposals being put to a vote at the Extraordinary General Meeting, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on this matter. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your Ordinary Shares voted on all matters to be brought before the Extraordinary General Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your Ordinary Shares will be voted at the Extraordinary General Meeting.

You are also invited to attend the Extraordinary General Meeting. However, since you are not the shareholder of record of the Company's Shares on the Record Date, you may not vote your Ordinary Shares in person at the Extraordinary General Meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

●	FOR approval of the Increase in Share Capital Proposal;

●	FOR approval of the Reclassification Proposal;

●	FOR approval of the Articles Amendment Proposal;

●	FOR approval of each of the Director Election Proposals;

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

●	signing another proxy with a later date and sending it directly to the Secretary of the Company not less than 48 hours before the time for holding the Extraordinary General Meeting

●	voting in person at the Extraordinary General Meeting; or

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providing written notice of revocation to the Corporate Secretary of the Company at: 23rd Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province 430063, People’s Republic of China.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.

It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your Ordinary are voted.

Q.	How many shares must be present to hold a valid meeting?

A.

For us to hold a valid Extraordinary General Meeting, we must have a quorum consisting of the presence in person or by proxy of at least two shareholders being not less than an aggregate of one-third of all Ordinary Shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Proxies received but marked as abstentions and Broker Non-Votes will be treated as Ordinary Shares that are present and entitled to vote for purposes of determining a quorum. Your Ordinary Shares will be counted as present at the Extraordinary General Meeting if you:

●	properly submit a proxy card (even if you do not provide voting instructions or abstain from voting on the proposals ); or

●	attend the Meeting and vote in person.

On August 28, 2023, the record date, there were 1,907,629,144 Ordinary Shares issued and outstanding. We will need a quorum consisting of the presence in person or by proxy of at least two shareholders being not less than an aggregate of one-third of the Ordinary Shares and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative in order to hold the Extraordinary General Meeting and conduct business thereat.

Q.	How many votes are required to approve an item of business?

A.

The Increase in Share Capital Proposal will be approved if passed by a simple majority of votes cast by the shareholders present in person or by proxy at the Extraordinary General Meeting.

The Reclassification Proposal will be approved if passed by a majority of 2/3 votes cast by the shareholders present in person or by proxy at the Extraordinary General Meeting.

The Articles Amendment Proposal will be approved if passed by a majority of 2/3 votes cast by the shareholders present in person or by proxy at the Extraordinary General Meeting.

Each Director Election Proposal will be approved if passed by a simple majority of votes cast by the shareholders present in person or by proxy at the Extraordinary General Meeting.

Only Ordinary Shares that are voted are taken into account in determining the proportion of votes cast for each of the proposals. Any Ordinary Shares not voted (whether by abstention, broker non-vote or otherwise) will not impact the result of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, abstentions and broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.

We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

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Q.	Where can I find additional information about the Company?

A.

Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://hbctxed.com. The information contained on the website is not part of this Proxy Statement. The principal executive office of the Company is located at 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province 430063, People’s Republic of China. The telephone number for the Company’s Chief Executive Officer is +86-27-87303888.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of August 28, 2023 for:

●	each beneficial owner of 5% or more of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include Ordinary Shares issuable upon the exercise of options that are immediately exercisable or exercisable within 60 days of the date hereof.

Except as otherwise indicated, all of the shares reflected in the table are Ordinary Shares and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Except as otherwise indicated in the table below, addresses of our directors, executive officers and named beneficial owners are in care of Dunxin Financial Holdings Limited, 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province 430063, People’s Republic of China. The telephone number for the Company’s Chief Executive Officer is +86-27-87303888.

Name of Beneficial Owner	Nature of Shares		Percentage of Beneficial Ownership
Directors and Executive Officers
Yuan Gao	-		-
Weidong Xu	-		-
Lei Fu	-		-
Yong Wang			-
Qi Chen	-		-
Xiang (Johnny) Zhou	-		-
Directors and Executive Officers as a Group (six persons)	-		-
5% Shareholders:
Ricky Qizhi Wei	636,072,237	(1)	33.34%

___________

(1)

Includes 22,999,386 Ordinary Shares held by Perfect Lead and 445,072,851 Ordinary Shares held by Honest Plus. Mr. Wei is (i) the sole director of Honest Plus and Perfect Lead, (ii) the sole shareholder of Perfect Lead, and (iii) an indirect controlling shareholder of Honest Plus.

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PROPOSAL NO. 1

INCREASE IN SHARE CAPITAL PROPOSAL

General

The Board of Directors believes that it is in the best interest of the Company and the shareholders, and is hereby soliciting shareholder approval, to effect an increase of the Company’s authorised share capital from US$100,000 divided into 2,000,000,000 Ordinary Shares to US$40,000,000 divided into 800,000,000,000 Ordinary Shares, by the creation of 798,000,000,000 Ordinary Shares (the “Authorised Share Increase”).

The Authorised Share Increase must be passed by ordinary resolution which requires the affirmative vote of a simple majority of the votes cast at the Extraordinary General Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board of Directors will have the authority to implement the Authorised Share Increase by filing the relevant Authorised Share Increase resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Authorised Share Increase.

The Authorised Share Increase will be implemented simultaneously for all ordinary shares. The Authorised Share Increase will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Authorised Share Increase

The Company’s Ordinary Shares are currently listed on the NYSE American (“NYSE”) under the symbol “DXF.” Our current memorandum of association has provided an authorized share capital of US$100,000.00 divided into 2,000,000,000 Ordinary Shares. As of the date hereof, we had 1,907,629,144 Ordinary Shares issued and outstanding.

The board has determined that it is in the best interest of the shareholders to increase the authorized share capital to US$40,000,000 divided into 800,000,000,000 ordinary shares with a par value of US$0.00005 each by the variation of share capital as described in the precedent section hereto. The Board believes that it is desirable to have the additional authorized but unissued shares available for future financing and acquisition transactions, strategic alliances, stock compensation, and other general corporate purposes. The additional Ordinary Shares would be available for issuance without further action by the shareholders and without the accompanying delay and expense involved in calling a special meeting of shareholders, except as may otherwise be required by law or the listing rules of the NYSE or other exchange or system on which all our shares are traded or quoted. The Authorised Share Increase will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, except for the adjustments related to the treatment of fractional shares.

Although, at present, we have no agreements, commitments or plans for the issuance of any Ordinary Shares other than as described in the first paragraph above, the Board of Directors believes it is important that we are able to respond quickly to opportunities that may arise without incurring the additional time and expense of a special shareholders’ meeting.

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Effectiveness of the Authorised Share Increase

If the proposed Increase in Share Capital Proposal is adopted, it will become effective immediately upon the approval of the same at the Extraordinary General Meeting.

Vote Required

The Increase in Share Capital Proposal will be passed if approval by at least a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares entitled to vote at the Extraordinary General Meeting voting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE INCREASE IN SHARE CAPITAL PROPOSAL.

PROPOSAL NO. 2

THE RECLASSIFICATION PROPOSAL

Proposed Reclassification of Shares

The Board of the Company approved, and directed that there be submitted to the shareholders of the Company for approval, as a special resolution that subject to approval of the Increase in Share Capital Proposal, a reclassification of the share capital of the Company by the alteration of the authorized share capital of the Company from US$40,000,000 divided into 800,000,000,000 Ordinary Shares with a par value of US$0.00005 each, to US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares with a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares with a par value of US$0.00005 each, in each case having the rights and subject to the restrictions set out in the Third Amended and Restated Memorandum and Articles of Association of the Company to be adopted pursuant to the Articles Amendment Proposal, by the re-designation of (i) 512,232,237 issued Ordinary Shares registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company as Class B Ordinary Shares on a one-for-one basis, (ii) all issued Ordinary Shares other than those registered in the name of Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited on the register of members of the Company into Class A Ordinary Shares on a one-for-one basis; (iii) all authorized but unissued Ordinary Shares, other than those authorized but unissued Ordinary Shares to be re-designated as Class B Ordinary Shares (set out in the following sub-paragraph (iv)),  into Class A Ordinary Shares on a one-for-one basis, and (iv) 19,487,767,763 authorized but unissued Ordinary Shares into Class B Ordinary Shares on a one-for-one basis (the “Share Capital Amendment”);

Following the Share Capital Amendment, each Class A Ordinary Share would be entitled to one (1) vote and each Class B Ordinary Share would be entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the Amended M&A.

A copy of the proposed Third Amended and Restated Memorandum and Articles of Association of the Company is attached in Appendix A to this Proxy Statement and is incorporated by reference into this Proxy Statement.

Potential Adverse Effects of Amendment

The proposed change will not affect in any way the validity or transferability of share certificates outstanding or the capital structure of the Company or the trading of the Company’s Ordinary Shares on the NYSE. If the Reclassification Proposal is passed and the Share Capital Amendment is approved by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

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Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share and the voting power and interest of current holders of Ordinary Shares (save for Ordinary Shares held by Perfect Lead International Limited, Honest Plus Investments Limited and Hesperus Investments Limited) which will be converted into Class A Ordinary Shares on a 1:1 basis. In addition, the availability of additional Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board from taking any such actions that it deems to be consistent with its fiduciary duties.

Effectiveness of Amendment

If the proposed Reclassification Amendment is adopted, it will become effective immediately upon the approval of the same at the Extraordinary General Meeting.

Vote Required

The Reclassification Proposal will be passed if approved by at least two-thirds majority of the total votes properly cast in person or by proxy at the Extraordinary General Meeting by the holders of Ordinary Shares entitled to vote at the Extraordinary General Meeting voting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE SHARE CAPITAL AMENDMENT.

PROPOSAL NO. 3

THE ARTICLES AMENDMENT PROPOSAL

AMENDED M&A

The Board deemed advisable and is recommending that our shareholders approve the adoption of the Third Amended and Restated Memorandum and Articles of Association of the Company attached hereto as Appendix A (the “Amended M&A”).

Procedure for Implementing the Amended M&A

The Amended M&A would become effective upon approval of our shareholders (the “Effective Time”).

Purpose of the Proposed Amended M&A

The Amended M&A set out the rights attaching to the new Class A Ordinary Shares and Class B Ordinary Shares, which are the subject of the Reclassification Proposal, as well as add a definitive term of office for the Directors of the Board such that each Director shall automatically retire from office (unless he/she has sooner vacated office) at the next or a subsequent annual meeting of shareholders or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any.

Vote Required

The Articles Amendment Proposal will be passed if approval by at least two-thirds majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares entitled to vote at the Extraordinary General Meeting voting “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF THE ARTICLES AMENDMENT PROPOSAL.

PROPOSALS 4 THROUGH 8

RE-ELECTION AND APPOINTMENT OF DIRECTORS

The Appointment of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election or appointment, as the case may be, as directors of the Company.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted in favour of the re-election or appointment of each Director Nominee.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position with the Company
Yuan Gao	30	Director (Chairman); Chief Executive Officer
Weidong Xu	54	Director, Chief Operating Officer
Qi Chen	30	Independent Director
Hao Xu	34	Independent Director
Longwen (Stanley) He	35	Independent Director

Information Regarding the Company’s Directors and Nominees

Yuan Gao, Director (Chairman) and Chief Executive Officer. Mr. Gao has extensive experience in equity investment, investment banking, mergers and acquisitions, and asset reorganization, and maintains a keen interest in company operation, strategic planning and business administration. Mr. Gao was awarded the Hubei Venture Capital Investment Outstanding Contribution Award, and also serves as an expert adjudicator in the China Innovation & Entrepreneurship Competition. From November 2020 to April 2023, Mr. Gao served as the managing director at Wuhan Zhiyuanjunhe Medical Technology Ltd. From October 2017 to October 2020, Mr. Gao served as the investment director at Wuhan Jiupai Investment Management Ltd. Mr. Gao obtained his bachelor’s degree in business and finance from University of Wales Trinity Saint David in 2015 and obtained his master’s degree in “China and Globalization” from King’s College London in 2016.

Weidong Xu, Director and Chief Operating Officer. Mr. Xu became a director in October 2020. Mr. Xu became our chief operating officer on December 28, 2017 and joined Chutian in 2015. He is currently responsible for the overall operation strategy and business planning, and is also a member of the Chutian’s Risk Management Committee and Innovation Credit Products Team. Mr. Xu graduated from Zhongnan University of Economics and Law with a major in finance and has more than 20 years of financial experience in credit risk management. He is familiar with corporate guarantee, pawn broking, micro-credit and other debt business review management, and has a strong knowhow and practical experience in the due diligence, risk review and post-loan management.

Qi Chen, Director. Mr. Chen has served as an independent director of the Company since August 26, 2021. Mr. Chen has served as a senior manager of Baker Tilly China Certified Public Accountants since March 2019, primarily responsible for organizing and leading the project implementation and project process management, and providing consultation services about internal control and risk management systems. Since Mr. Chen’s joining Baker Tilly China Certified Public Accountants in December 2016, he consecutively served as a consultant of Enterprise Management Consulting Division from December 2016 to September 2017 and a senior consultant from September 2017 to March 2019, primarily responsible for evaluating the internal control systems of and providing risk and financial management consulting services for more than 30 enterprises. Mr. Qi Chen received his bachelor’s degree in Business and Financial Management from University of Hull, and master’s degree in International Business from University of Birmingham. He is a Certified Management Accountant (U.S.).

Hao Xu, Director. Mr. Xu has served as the director of Shenzhen Zhongtong Rongzhi Business Consulting Co., Ltd. from August 2019 to July 2023. From May 2015 to July 2019, Mr. Xu served as the vice president of Shenzhen Qianhai Zhongzhao Capital Management Co., Ltd. Mr. Xu received his bachelor’s degree in business administration from Wuhan University, and his bachelor’s degree in economics from Zhongnan University of Economics and Law.

Longwen (Stanley) He, Director. Mr. He has served as the director of investment and mergers of Zhongliang Holdings Group Co., Ltd. since August 2021. From March 2018 to June 2021, Mr. He served as the director of investment and financing of Shenzhen Baoneng Investment Group Co., Ltd. Between July 2014 and February 2018, Mr. He served as a corporate business manager at the Agricultural Bank of China, Shenzhen Branch. Mr. He received his bachelor’s degree in economics from Chongqing Technology and Business University and his master’s degree in economics from South China Normal University.

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Vote Required and Board Recommendation

Each Director Election Proposal will be passed if approval by at least a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares entitled to vote at the Extraordinary General Meeting voting “FOR” each proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL OF PROPOSALS 4 THROUGH 8, THE RE-ELECTION AND APPOINTMENT TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES AS DESCRIBED IN THESE PROPOSALS 4 THROUGH 8

OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Extraordinary General Meeting. If any other matters should properly come before the Extraordinary General Meeting.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding Ordinary Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Requests for copies of proxy materials should be directed to Corporate Secretary at 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province 430063, People’s Republic of China.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors at Dunxin Financial Holdings Limited, 27th Floor, Lianfa International Building, 128 Xudong Road, Wuchang District, Wuhan City, Hubei Province 430063, People’s Republic of China. Any such communication must state the number of Ordinary Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual report and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By Order of the Board of Directors,

/s/ Yuan Gao
Yuan Gao
Chairman of the Board

September 22, 2023

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Appendix A

THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

DUNXIN FINANCIAL HOLDINGS LIMITED

 (adopted by a Special Resolution passed on 16 October 2023 and effective on 16 October 2023)

1.	The name of the Company is Dunxin Financial Holdings Limited.

2.

The Registered Office of the Company will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as the Directors may from time to time determine.

3.

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by the Companies Act.

5.

The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of each Shareholder is limited to the amount, if any, unpaid on the Shares held by such Shareholder.

7.

The authorised share capital of the Company is US$40,000,000 divided into (i) 780,000,000,000 Class A Ordinary Shares of a par value of US$0.00005 each, and (ii) 20,000,000,000 Class B Ordinary Shares of a par value of US$0.00005 each. Subject to the Companies Act and the Articles, the Company shall have power to redeem or purchase any of its Shares and to increase or reduce its authorised share capital and to sub-divide or consolidate the said Shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company has the power contained in the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

9.	Capitalised terms that are not defined in this Memorandum of Association bear the same meanings as those given in the Articles of Association of the Company.

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THE COMPANIES ACT (AS REVISED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

DUNXIN FINANCIAL HOLDINGS LIMITED

(adopted by a Special Resolution passed on 16 October 2023 and effective on 16 October 2023)

TABLE A

The regulations contained or incorporated in Table ‘A’ in the First Schedule of the Companies Act shall not apply to the Company and the following Articles shall comprise the Articles of Association of the Company.

INTERPRETATION

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

“ADS”	means an American depositary share representing Class A Ordinary Shares;

“Articles”	means these articles of association of the Company, as amended or substituted from time to time;

“Attorney” or “Authorised Signatory”	has the meaning ascribed to it in Article 100;

“Board” and “Board of Directors” and “Directors”	means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof;

“Chairperson”	means the chairperson of the Board of Directors;

“Class” or “Classes”	means any class or classes of Shares as may from time to time be issued by the Company;

“Class A Ordinary Share”	means an Ordinary Share of a par value of US$0.00005 in the capital of the Company, designated as a Class A Ordinary Shares and having the rights provided for in these Articles;

“Class B Ordinary Share”	means an Ordinary Share of a par value of US$0.00005 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles;

“Commission”	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

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“Company”	means Dunxin Financial Holdings Limited, a Cayman Islands exempted company;

“Companies Act”	means the Companies Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Company’s Website”

means the main corporate/investor relations website of the Company, the address or domain name of which has been disclosed in any registration statement filed by the Company with the Commission in connection with its initial public offering of ADSs, or which has otherwise been notified to Shareholders;

“Designated Stock Exchange”	means the NYSE American in the United States or any other stock exchange on which the Shares and/or ADSs are listed;

“Designated Stock Exchange Rules”	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Designated Stock Exchange;

“electronic”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“electronic communication”

means electronic posting to the Company’s Website, transmission to any number, address or internet website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

“Electronic Transactions Act”	means the Electronic Transactions Act (As Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof;

“Indemnified Person”	has the meaning ascribed to it in Article 153;

Independent Director”	means a director who is an independent director as defined in the Designated Stock Exchange Rules;

“electronic record”

has the meaning given to it in the Electronic Transactions Act and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor;

“Memorandum of Association”	means the memorandum of association of the Company, as amended or substituted from time to time;

“Ordinary Resolution”

means a resolution:

(a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or

(b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

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“Ordinary Share”	means a Class A Ordinary Share or a Class B Ordinary Share;

“paid up”	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up;

“Person”

means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires;

“Register”	means the register of Members of the Company maintained in accordance with the Companies Act;

“Registered Office”	means the registered office of the Company as required by the Companies Act;

“Seal”	means the common seal of the Company (if adopted) including any facsimile thereof;

“Secretary”	means any Person appointed by the Directors to perform any of the duties of the secretary of the Company;

“Securities Act”

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

“Share”

means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share;

“Shareholder” or “Member”	means a Person who is registered as the holder of one or more Shares in the Register;

“Share Premium Account”	means the share premium account established in accordance with these Articles and the Companies Act;

“signed”

means bearing a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a Person with the intent to sign the electronic communication;

“Special Resolution”

means a special resolution of the Company passed in accordance with the Companies Act, being a resolution:

(a)       passed by not less than two-thirds of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

(b)      approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Companies Act;

“United States”	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction; and.

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2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word "may" shall be construed as permissive and the word “shall” shall be construed as imperative;

(d)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)

reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

(g)

reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

(h)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

(i)

any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction Act; and

(j)	Sections 8 and 19(3) of the Electronic Transactions Act shall not apply.

3.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

4.	The business of the Company may be conducted as the Directors see fit.

5.

The Registered Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.

The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.

The Directors shall keep, or cause to be kept, the Register at such place as the Directors may from time to time determine and, in the absence of any such determination, the Register shall be kept at the Registered Office.

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SHARES

8.

Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may, in their absolute discretion and without the approval of the Members, cause the Company to:

(k)

issue, allot and dispose of Shares (including, without limitation, preferred shares) (whether in certificated form or non-certificated form) to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine;

(l)

grant rights over Shares or other securities to be issued in one or more classes or series as they deem necessary or appropriate and determine the designations, powers, preferences, privileges and other rights attaching to such Shares or securities, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers, preferences, privileges and rights associated with the then issued and outstanding Shares, at such times and on such other terms as they think proper; and

(m)	grant options with respect to Shares and issue warrants or similar instruments with respect thereto.

9.

The Directors may authorise the division of Shares into any number of Classes and the different Classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or by a Special Resolution. The Directors may issue Shares with such preferred or other rights, all or any of which may be greater than the rights of Ordinary Shares, at such time and on such terms as they may think appropriate. Notwithstanding Article 17, the Directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued Ordinary Shares), series of preferred shares in their absolute discretion and without approval of the Members; provided, however, before any preferred shares of any such series are issued, the Directors shall by resolution of Directors determine, with respect to any series of preferred shares, the terms and rights of that series, including:

(n)	the designation of such series, the number of preferred shares to constitute such series and the subscription price thereof if different from the par value thereof;

(o)	whether the preferred shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(p)

the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class or any other series of shares;

(q)	whether the preferred shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(r)

whether the preferred shares of such series shall have any rights to receive any part of the assets available for distribution amongst the Members upon the liquidation of the Company, and, if so, the terms of such liquidation preference, and the relation which such liquidation preference shall bear to the entitlements of the holders of shares of any other class or any other series of shares;

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(s)

whether the preferred shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preferred shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(t)

whether the preferred shares of such series shall be convertible into, or exchangeable for, shares of any other class or any other series of preferred shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(u)

the limitations and restrictions, if any, to be effective while any preferred shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preferred shares;

(v)

the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preferred shares; and

(w)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. The Company shall not issue Shares to bearer.

10.

The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

CLASS A ORDINARY SHARES AND CLASS B ORDINARY SHARES

12.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Ordinary Share shall entitle the holder thereof to fifty (50) votes on all matters subject to vote at general meetings of the Company.

13.

Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. The right to convert shall be exercisable by the holder of the Class B Ordinary Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Ordinary Shares into Class A Ordinary Shares. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares.

14.

Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Ordinary Share as a Class A Ordinary Share. Such conversion shall become effective (i) in the case of any conversion effected pursuant to Article 13, forthwith upon the receipt by the Company of the written notice delivered to the Company as described in Article 13 (or at such later date as may be specified in such notice), or (ii) in the case of any automatic conversion effected pursuant to Article 15, forthwith upon occurrence of the event specified in Article 15 which triggers such automatic conversion, and the Company shall make entries in the Register to record the re-designation of the relevant Class B Ordinary Shares as Class A Ordinary Shares.

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15.

Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Designated Person or an Affiliate of the Designated Person, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Designated Person or an Affiliate of the Designated Person, such Class B Ordinary Share shall be automatically and immediately converted into the same number of Class A Ordinary Share. For the avoidance of doubt, (i) a sale, transfer, assignment or disposition shall be effective upon the Company's registration of such sale, transfer, assignment or disposition in its Register; and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder's contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition, or a change of ultimate beneficial ownership, unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares. For the purposes of this Article 15, beneficial ownership shall have the meaning set forth in Rule 13d-3 under the United States Securities Exchange Act of 1934, as amended.

16.

Save and except for voting rights and conversion rights as set out in Articles 12 to 15 (inclusive), the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

MODIFICATION OF RIGHTS

17.

Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any relevant Class, only be materially adversely varied or abrogated with the consent in writing of the holders of a majority of the issued Shares of the relevant Class or with the sanction of a Special Resolution passed at a separate general meeting of the holders of the Shares of such Class. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that (i) the necessary quorum shall be one or more Persons holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum); (ii) subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him; and (iii) any holder of Shares of that Class present in person or by proxy may demand a poll. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

18.

The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company. The rights of the holders of Shares shall not be deemed to be materially adversely varied or abrogated by the creation or issue of Shares with preferred or other rights including, without limitation, the creation of Shares with enhanced or weighted voting rights.

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CERTIFICATES

19.

Every Person whose name is entered as a Member in the Register may, without payment and upon its written request, request a certificate within two months after allotment or lodgement of transfer (or within such other period as the conditions of issue shall provide) in the form determined by the Directors. All certificates shall specify the Share or Shares held by that Person and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several Persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at the Member's registered address as appearing in the Register.

20.	Every share certificate of the Company shall bear such legends as may be required under applicable laws, including the Securities Act.

21.

Any two or more certificates representing Shares of any one Class held by any Member may at the Member's request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of one dollar (US$1.00) or such smaller sum as the Directors shall determine.

22.

If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Member upon request, subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

23.	In the event that Shares are held jointly by several Persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

FRACTIONAL SHARES

24.

The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

LIEN

25.

The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a Share extends to any amount payable in respect of it, including but not limited to dividends.

26.

The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen calendar days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy or by operation of law.

27.

For giving effect to any such sale the Directors may authorise a Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

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28.

The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

CALLS ON SHARES

29.

Subject to the terms of the allotment, the Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen calendar days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

30.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

31.

If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

32.

The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

33.

The Directors may make different arrangements with respect to the issue of partly paid Shares between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

34.

The Directors may, if they think fit, receive from any Shareholder willing to advance all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding eight percent per annum without the sanction of an Ordinary Resolution) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

FORFEITURE OF SHARES

35.

If a Shareholder fails to pay any call or instalment of a call in respect of partly paid Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

36.

The notice shall name a further day (not earlier than the expiration of fourteen calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

37.

If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

38.

A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

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39.

A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

40.

A certificate in writing under the hand of a Director that a Share has been duly forfeited on a date stated in the certificate shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

41.

The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

42.

The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

TRANSFER OF SHARES

43.

The instrument of transfer of any Share shall be in writing and in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

44.	(a)	The Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor.

	(b)	The Directors may also decline to register any transfer of any Share unless:

(i)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii)	the instrument of transfer is in respect of only one Class of Shares;

(iii)	the instrument of transfer is properly stamped, if required; and

(iv)

a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

45.

The registration of transfers may, on fourteen (14) calendar days' notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the Designated Stock Exchange Rules, be suspended and the Register closed at such times and for such periods as the Directors may, in their absolute discretion, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register closed for more than thirty (30) calendar days in any calendar year.

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46.

All instruments of transfer that are registered shall be retained by the Company. If the Directors refuse to register a transfer of any Shares, they shall within three calendar months after the date on which the transfer was lodged with the Company send notice of the refusal to each of the transferor and the transferee.

TRANSMISSION OF SHARES

47.

The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only Person recognised by the Company as having any title to the Share.

48.

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

49.

A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such Person to elect either to be registered himself or to transfer the Share, and if the notice is not complied with within ninety calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

REGISTRATION OF EMPOWERING INSTRUMENTS

50.

The Company shall be entitled to charge a fee not exceeding one U.S. dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

ALTERATION OF SHARE CAPITAL

51.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

52.	The Company may by Ordinary Resolution:

(x)	increase its share capital by new Shares of such amount as it thinks expedient;

(y)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(z)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(aa)

subdivide its existing Shares, or any of them, into Shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(bb)

cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

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53.	The Company may by Special Resolution and subject to the Companies Act reduce its share capital and any capital redemption reserve in any manner authorised by the Companies Act.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

54.	Subject to the provisions of the Companies Act and these Articles, the Company may:

(a)

issue Shares that are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company. The redemption of Shares shall be effected in such manner and upon such terms as the Board may determine, before the issue of the Shares;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner and terms as have been approved by the Board or, or are otherwise authorised by these Articles; and

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Companies Act, including out of capital.

49.	Purchase of Shares underlying ADSs listed on the Designated Stock Exchange

Subject to any applicable law, the Company is authorised to purchase any Shares which are represented by ADSs listed on the Designated Stock Exchange in accordance with the following manner of purchase:

(a)	in the event that the Company purchases any ADSs, it shall also purchase the Shares underlying such ADSs in accordance with this Article;

(b)	the maximum number of Shares that may be repurchased shall be equal to the number of issued and outstanding Shares less one Share; and

(c)	the repurchase of the ADSs and the underlying Shares shall be at such time; at such price and on such other terms as determined and agreed by the Board in their sole discretion provided however that:

(i)	such repurchase transactions shall be in accordance with the Designated Exchange Rules; and

(ii)	at the time of the repurchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

50.	Purchase of Shares not represented by ADSs:

Subject to any applicable law, the Company is authorised to purchase any Shares not underlying ADSs in accordance with the following manner of purchase:

(a)

the Company shall serve a repurchase notice in a form approved by the Board on the Shareholder from whom the Shares are to be repurchased at least two days prior to the date specified in the notice as being the repurchase dated;

(b)	the price for the Shares being repurchased shall be such price agreed between the Board and the applicable Shareholder;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Board and the applicable Shareholder in their sole discretion.

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55.	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

56.

The holder of the Shares being purchased shall be bound to deliver up to the Company the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.

57.	The Directors may accept the surrender for no consideration of any fully paid Share.

TREASURY SHARES

58.	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

59.	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

GENERAL MEETINGS

60.	All general meetings other than annual general meetings shall be called extraordinary general meetings.

61.	(a)

 The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the Directors.

	(b)	At these meetings the report of the Directors (if any) shall be presented.

62.	(a)

The Chairperson or a majority of the Directors (acting by a resolution of the Board) may call general meetings, and they shall on a Members' requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)

A Members' requisition is a requisition of Members holding at the date of deposit of the requisition Shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding Shares of the Company that as at the date of the deposit carry the right to vote at general meetings of the Company.

(c)

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)

If there are no Directors as at the date of the deposit of the Shareholders' requisition, or if the Directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one (21) calendar days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three calendar months after the expiration of the said twenty-one (21) calendar days.

	(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

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NOTICE OF GENERAL MEETINGS

63.

Except as otherwise required by applicable law, at least seven (7) calendar days' notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety-five (95) per cent in par value of Shares giving that right.

64.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

65.

No business except for the appointment of a chairperson for the meeting shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. At least two holders of Shares being Shares which carry in aggregate not less than an aggregate of one-third of all votes attaching to all Shares in issue and entitled to vote present in person or by proxy or, if a corporation ot other non-natural person, by its duly authorized representative present at such general meeting, shall be a quorum for all purposes.

66.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be dissolved.

67.

If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

68.

The Chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting of the Company. If there is no such Chairperson of the Board of Directors, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or Person nominated by the Chairperson (or, in the absence of such Chairperson nomination, the Directors) shall preside as chairperson of that meeting, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairperson of that meeting.

69.

The chairperson may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the same manner as an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

70.

The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

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71.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairperson of the meeting or any Shareholder present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairperson of the meeting that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

72.

If a poll is duly demanded it shall be taken in such manner as the chairperson of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

73.

All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act. In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

74.

A poll demanded on the election of a chairperson of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairperson of the meeting directs.

VOTES OF SHAREHOLDERS

75.

Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy present at the meeting shall have one (1) vote for each Class A Ordinary Share and fifty (50) votes for each Class B Ordinary Share of which he or the Person represented by proxy is the holder.

76.

In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy (or, if a corporation or other non-natural person, by its duly authorised representative or proxy) shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

77.

A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person may vote in respect of such Shares by proxy.

78.

No Shareholder shall be counted for the purpose of quorum for a general meeting or shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

79.	On a poll votes may be given either personally or by proxy.

80.

Each Shareholder, other than a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an officer or attorney duly authorised. A proxy need not be a Shareholder.

81.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

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82.

The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

	(a)	shall be deposited not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b)

in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c)

where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairperson or to the secretary or to any director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The Chairperson may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

83.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

84.

A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

85.

Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of (i) the Company, (ii) holders of a Class of Shares, (iii) the Directors or (iv) a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

DEPOSITARY AND CLEARING HOUSES

86.

If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such Person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any Class of Shareholders provided that, if more than one Person is so authorised, the authorisation shall specify the number and Class of Shares in respect of which each such Person is so authorised. A Person so authorised pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorisation, including the right to vote individually on a show of hands.

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DIRECTORS

87.	(a)

Unless otherwise determined by the Company in general meeting, the number of Directors shall not be more than ten (10) Directors, the exact number of Directors to be determined from time to time by the Board of Directors. For so long as Shares or ADSs are listed on the Designated Stock Exchange, the of Directors shall include such number of Independent Directors as the Designated Stock Exchange Rules may require.

(b)

The Board shall have a Chairperson elected and appointed by a majority of the Directors then in office. The period for which the Chairperson will hold office will also be determined by a majority of all of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their number to be the chairperson of the meeting.

	(c)	The Company may by Ordinary Resolution appoint any person to be a Director.

(d)

The Board may appoint any person as a Director, to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company's compliance with director nomination procedures required under applicable Designated Stock Exchange Rules, as long as the Company's securities are trading on the Designated Stock Exchange.

(e)

An appointment of a Director shall be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or re-appointment by the Board.

88.

A Director may be removed from office by an Ordinary Resolution, notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

89.

The Board may, from time to time, and except as required under applicable law or Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters of the Company as the Board shall determine by resolution of Directors from time to time.

90.

A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Member of the Company shall nevertheless be entitled to attend and speak at general meetings.

91.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

92.

The Directors shall be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive such fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

ALTERNATE DIRECTOR OR PROXY

93.

Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director (but shall not be required to sign such written resolutions where they have been signed by the appointing director) and to act in the appointing Director's place at any meeting of the Directors at which the appointing Director is unable to be present. Every such alternate shall be entitled to attend and vote at meetings of the Directors as a Director when the Director appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall be deemed for all purposes to be a Director and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

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94.

Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

95.

Subject to the Companies Act, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

96.

Subject to these Articles, the Directors may from time to time appoint any natural person or corporation, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any natural person or corporation so appointed by the Directors may be removed by the Directors. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases for any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

97.	The following actions shall require the approval of a supermajority of at least two-thirds of the votes of all Directors:

	(a)	the appointment of either of the chief executive officer or chief financial officer;

	(b)	any anti-takeover action in response to a takeover attempt;

	(c)	any merger resulting in Shareholders of the Company immediately prior to such merger holding less than a majority of the voting power of the outstanding share capital of the surviving business entity;

	(d)	the sale or transfer of all or substantially all of the assets of the Company; and

	(e)	any change in the number of the Board of Directors.

98.

The Directors may appoint any natural person or corporation to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

99.

The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

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100.

The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such Person being an "Attorney" or "Authorised Signatory", respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

101.

The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

102.

The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any natural person or corporation to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such natural person or corporation.

103.

The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any natural person or corporation so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

104.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

BORROWING POWERS OF DIRECTORS

105.

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

THE SEAL

106.

The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixing of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

107.

The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixing of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

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108.

Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

DISQUALIFICATION OF DIRECTORS

109.	The office of Director shall be vacated, if the Director:

	(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

	(b)	dies or is found to be or becomes of unsound mind;

	(c)	resigns his office by one months' notice in writing to the Company;

	(d)	without special leave of absence from the Board, is absent from meetings of the Board for three consecutive meetings and the Board resolves that his office be vacated; or

	(e)	is removed from office pursuant to any other provision of these Articles.

PROCEEDINGS OF DIRECTORS

110.

The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Save as provided in Article 97 and Article 118, questions arising at any meeting shall be decided by a majority of votes. At any meeting of the Directors, each Director present in person or represented by his proxy or alternate shall be entitled to one vote. In case of an equality of votes the Chairperson shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

111.

A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

112.

The quorum necessary for the transaction of the business of the Diretors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

113.

A Director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract or transaction which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made or transaction so consummated. Subject to the Designated Stock Exchange Rules and disqualification by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or transaction or proposed contract or transaction shall come before the meeting for consideration.

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114.

A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

115.

Any Director may act by himself or through his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

116.	The Directors shall cause minutes to be made for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

117.

When the chairperson of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

118.

A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents or counterparts each signed by one or more of the Directors or his duly appointed alternate.

119.

The Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act solely for the purpose of increasing the number, or of summoning a general meeting of the Company, and for no other purpose.

120.

Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairperson of the meeting.

121.

A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson shall have a second or casting vote.

122.

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it may be later discovered that there were defects in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

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PRESUMPTION OF ASSENT

123.

A Director of the Company who is present at a meeting of the Board at which an action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS

124.

Subject to any rights and restrictions for the time being attached to any Shares and the Companies Act, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment, in whatever currency, of the same out of the funds of the Company lawfully available therefor.

125.

Subject to any rights and restrictions for the time being attached to any Shares and the Companies Act, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

126.

Whenever the Director or the Members in a general meeting have resolved that a dividend be paid or declared, the directors may further resolve that such dividend be satisfied wholly or in part by the distribution of specific assets of any kind, and, in particular, of paid up shares, debentures or warrants to subscribe for the Company’s securities or securities of any other company. Where any difficulty arises with regard to such distribution, the Directors may settle it as they think expedient. In particular, the Directors may issue fractional shares, ignore fractions altogether or round the same up or down, fix the value for distribution purposes of any such specific assets, determine that cash payments shall be made to any of the Shareholders based upon the value so fixed in order to adjust the rights of the parties, vest any such specific assets in trustees as may seem expedient to the Directors, and appoint any person to sign any requisite instruments of transfer and other documents on behalf of a person entitled to the dividend, which appointment shall be effective and binding on the Shareholders.

127.

In respect of any dividend proposed to be paid or declared, the Directors may resolve and direct that (i) such dividend be satisfied wholly or in part in the form of an allotment of Shares credited as fully paid up, provided that the Members entitled thereto will be entitled to elect to receive such dividend (or part thereof if our Shareholders so determine) in cash in lieu of such allotment or (ii) the Shareholders entitled to such dividend will be entitled to elect to receive an allotment of Shares credited as fully paid up in lieu of the whole or such part of the dividend as the Directors may think fit. The Directors may also resolve in respect of any particular dividend that, notwithstanding the foregoing, it may be satisfied wholly in the form of an allotment of Shares credited as fully paid up without offering any right of Shareholders to elect to receive such dividend in cash in lieu of such allotment.

128.

The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors, be applicable for meeting contingencies or for equalising dividends or for any other purpose to which those funds may be properly applied, and pending such application may in the absolute discretion of the Directors, be employed either in the business of the Company or invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

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129.

Any dividend interest or other sum payable in cash to the holder of Shares may be paid by cheque or warrant sent by mail addressed to the holder at his registered address, or addressed to such person and at such addresses as the holder may direct. Every cheque or warrant shall, unless the holder or joint holders otherwise direct, be made payable to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first on the Register in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company.

130.

All dividends unclaimed for one year after having been declared may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. Any dividend unclaimed after a period of six years from the date of declaration of such dividend may be forfeited by the Board and, if so forfeited, shall revert to the Company.

131.

Subject to any rights and restrictions for the time being attached to any Shares, or the terms of issue of, any Shares, (i) all dividends shall be declared and paid according to the amounts paid up on the Shares (no amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share), but if and for so long as nothing is paid up on any of the Shares, dividends may be declared and paid according to the par value of the Shares and (ii) all dividends shall be apportioned and paid pro rata according to the amounts paid upon the Shares during any portion or portions of the period in respect of which the dividend is paid.

132.	If several Persons are registered as joint holders of any Share, any of them may give effective receipts for any dividend or other moneys payable on or in respect of the Share.

133.	No dividend or other money payable by the Company in respect of any Share shall bear interest against the Company.

ACCOUNTS, AUDIT AND ANNUAL RETURN AND DECLARATION

134.	The books of account relating to the Company's affairs shall be kept in such manner as may be determined from time to time by the Directors.

135.	The books of account shall be kept at the Registered Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

136.

The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders who are not Directors, and no Shareholder who is not a Director shall have any right of inspecting any account or book or document of the Company except as conferred by applicable law or authorised by the Directors or by Ordinary Resolution.

137.

The accounts relating to the Company's affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Directors or failing any determination as aforesaid shall not be audited.

138.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix its remuneration.

139.

Every auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditor.

140.

The auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

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141.

The Directors in each calendar year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Companies Act and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

CAPITALISATION OF RESERVES

142.	Subject to the Companies Act, the Directors may, with the authority of an Ordinary Resolution:

(a)

resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)

appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)

make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

	(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)

the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

SHARE PREMIUM ACCOUNT

143.

The Directors shall in accordance with the Companies Act establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

144.

There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Companies Act, out of capital.

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NOTICES

145.

Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it by airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile, or by placing it on the Company's Website should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

146.	Notices posted to addresses outside the Cayman Islands shall be sent or forwarded by prepaid airmail or air courier service.

147.

Any Shareholder present, either personally or by proxy at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

148.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five (5) calendar days after the time when the letter containing the same is posted;

(b)

facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)

electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company's Website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

149.

Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

150.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them;

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting;

(c)	the Company's appointed auditor.

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No other Person shall be entitled to receive notices of general meetings.

INFORMATION

151.

Subject to the relevant laws, rules and regulations applicable to the Company, no Member shall be entitled to require discovery of any information in respect of any detail of the Company's trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

152.

Subject to due compliance with the relevant laws, rules and regulations applicable to the Company, the Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its Members including, without limitation, information contained in the Register and transfer books of the Company.

INDEMNITY

153.

Every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles)or officer (including its representative(s), heir, executor or administrator) for the time being and from time to time of the Company (but not including the Company's auditors) (each an "Indemnified Person") shall be indemnified and held harmless, out of the Company’s assets, against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in the execution of their duty, or supposed duty, in their respective offices, other than by reason of such Indemnified Person's own dishonesty, gross negligence, wilful misconduct or fraud, including, among other things, costs, expenses, losses or liabilities incurred by such Indemnified Person in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

154.	No Indemnified Person shall be liable:

(a)	for the acts, receipts, neglects, defaults or omissions of any other Director or officer or agent of the Company; or

(b)	for any loss on account of defect of title to any property of the Company; or

(c)	on account of the insufficiency of any security in or upon which any money of the Company shall be invested; or

(d)	for any loss incurred through any bank, broker or other similar Person; or

(e)

for any loss, damage or misfortune whatsoever which may happen in or arise from the execution or discharge of the duties, powers, authorities, or discretions of such Indemnified Person's office or in relation thereto;

unless the same shall happen through such Indemnified Person's own dishonesty, gross negligence, wilful misconduct or fraud.

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FINANCIAL YEAR

155.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each calendar year and shall begin on January 1st in each calendar year.

NON-RECOGNITION OF TRUSTS

156.

No Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Companies Act requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register.

WINDING UP

157.

If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Members in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset, shares or securities upon which there is a liability.

158.

Subject to any special rights, privileges or restrictions as to the distribution of available surplus assets on liquidation attached to any Class or Classes of Shares, (i) if the Company shall be wound up, and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; and (ii) if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

AMENDMENT OF ARTICLES OF ASSOCIATION

159.	Subject to the Companies Act, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

CLOSING OF REGISTER OR FIXING RECORD DATE

160.

For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case forty (40) calendar days in any calendar year. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

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161.

In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within ninety (90) calendar days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

162.

If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

163.

The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

DISCLOSURE

164.

The Directors, or any service providers (including the officers, the Secretary and the registered office provider of the Company) specifically authorised by the Directors, shall be entitled to disclose to any regulatory or judicial authority any information regarding the affairs of the Company including without limitation information contained in the Register and books of the Company.

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